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                                                                     Exhibit 8.1

              [Letterhead of Milbank, Tweed, Hadley & McCloy LLP]



                              November 16, 1999



Roberts Pharmaceutical Corporation
Meridian Center II
4 Industrial Way West
Eatontown, New Jersey 07724



Dear Sirs:

     You have requested our opinion concerning certain federal income tax consequences of the merger of Ruby Acquisition Sub Inc. ("Sub"), a New Jersey corporation wholly-owned by Shire Pharmaceuticals Group plc ("Shire"), a public limited company organized under the laws of England and Wales, into Roberts Pharmaceutical Corporation ("Roberts"), a New Jersey corporation, pursuant to the Agreement and Plan of Merger, dated as of July 26, 1999, by and among Shire, Sub and Roberts (the "Merger Agreement").

     Except as otherwise provided, capitalized terms used in this letter have the meanings set forth in the Merger Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986 (the "Code").

     In providing our opinion, we have examined and relied upon (i) the Merger Agreement and related agreements, (ii) the Proxy Statement/Prospectus (the "Prospectus") filed as part of the Registration Statement on Form F-4, filed by Roberts and Shire with the Securities and Exchange Commission, (iii) the written representations by Roberts and Shire in letters to us dated November 16, 1999 (the Representation Letters") and (iv) other documents, records or oral representations of Roberts, Shire and their representatives we have deemed necessary.

     We have assumed (i) the Merger will qualify as a merger under applicable state law, (ii) the transactions related to the Merger will be consummated as described in the
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Roberts Pharmaceutical Corporation
November 16, 1999
Page 2

Prospectus, and (iii) the statements made in the Representation Letters were accurate and complete when made and will be accurate as of the Effective Time of the Merger.

     We also assume that all representations and facts set forth in the Merger Agreement are accurate, and the transaction described in the Merger Agreement will be carried out in accordance with its terms. In addition, insofar as our opinion address the federal tax consequences of the Merger to any United States person who is a "five-percent transferee shareholder," as defined in Treasury Regulation (S) 1.367(a)-3(c)(5)(ii), we assume that the shareholder will enter into five-year gain recognition agreement as required by Treasury Regulation (S) 1.367(a)-3(c)(1)(iii)(B).

     Based upon and subject to the assumptions, representations and limitations described above, we are of the opinion that:

     (1) The Merger will constitute a reorganization within the meaning of Code section 368(a);

     (2) Roberts shareholders will recognize no gain or loss upon the exchange of Roberts common stock for Shire ADSs or Shire ordinary shares pursuant to the Merger (except with respect to cash received in lieu of fractional Shire ADSs or Shire ordinary shares);

     (3) The aggregate tax basis to each Roberts shareholder of the ADSs or ordinary shares received, including fractional units for which cash is received, will be the same as the aggregate tax basis of the Roberts common stock surrendered in exchange therefor in the Merger;

     (4) Each Roberts shareholder's holding period of the ADSs or ordinary shares received, including fractional units for which cash is received, will include the holding period of Roberts common stock held as a capital asset surrendered in exchange therefor in the Merger;

     (5) A Roberts shareholder who receives cash in lieu of fractional Shire ADSs or fractional Shire ordinary shares will recognize gain or loss equal to the difference, if any, between that shareholder's tax basis allocable to the fractional share and the amount of cash received; and

     (6) Statements in the Prospectus under the captions "Material Tax Consequences--United States Tax Consequences of the Merger to U.S. Persons That Beneficially Own Shares of Roberts Common Stock," and "Material Tax Consequences--United States Tax Consequences of the Ownership of Ordinary Shares and ADSs to U.S. Persons that Beneficially Own Shares of Roberts Common Stock," to the extent they state matters of law or legal conclusions, are an accurate summary of the material United States federal income tax consequences of the Merger in all material respects.

     These opinions are based upon existing statutory, regulatory and judicial authority and administrative interpretations, any of which may be changed with retroactive effect. These
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Roberts Pharmaceutical Corporation
November 16, 1999
Page 3

opinions are also based entirely on the accuracy and veracity, as of the Effective Time of the Merger, of the information obtained from the documents we have examined and the statements contained in the Representation Letters. Our opinions cannot be relied upon if any of the facts pertinent to the federal income tax consequences of the Merger are different than we have assumed or the law changes with retroactive effect. Although this letter represents our opinion concerning the matter specifically discussed, it is not binding on the courts or on any administrative agency, including the U.S. Internal Revenue Service, and a court or agency may act or hold to the contrary. We undertake no obligation to update this letter or our opinion at any time after the Closing Date. Finally, our opinions are limited to the tax matters expressly set forth above and we express no opinion on any other aspect of the Merger.

     We hereby consent to the reference to Milbank, Tweed, Hadley & McCloy LLP in the Prospectus under the caption "Material Tax Consequences--United States Tax Consequences of the Merger to U.S. Persons That Beneficially Own Shares of Roberts Common Stock" and to the filing of this opinion as an exhibit to the Registration Statement, but do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

                                        Very truly yours,

                                        /s/ Milbank, Tweed, Hadley & McCloy LLP



RAJ/DLP/TFB